Exhibit 99.1

QUIPT HOME MEDICAL REPORTS RECORD FOURTH QUARTER AND FISCAL YEAR 2021 FINANCIAL RESULTS

POSTS REVENUE GROWTH OF 41% AND ADJUSTED EBITDA GROWTH OF 38% SURPASSING PRELIMINARY GUIDANCE

STRONG ORGANIC GROWTH OF 10% AS COMPARED TO FISCAL YEAR 2020

Cincinnati, Ohio – January 27, 2022 – Quipt Home Medical Corp. (the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced its fourth quarter and fiscal year 2021 financial results and operational highlights and filing of its annual financial statements. These results pertain to three months and year ended September 30, 2021 and are reported in U.S. Dollars.

Quipt will host its Quarterly Earnings Conference Call on Tuesday, February 1, 2022 at 10:00 a.m. (ET). The dial-in number is 1 (800) 309-4610 or 1 (604) 638-5340.

Financial Highlights:

•	Revenue for fiscal year 2021 was $102.4 million compared to $72.6 million for fiscal year 2020, representing a 41% increase in revenue year-over-year. Compared to fiscal year 2020, the Company experienced organic growth of 10%.

•	Recurring revenue as of fiscal year 2021 continues to be strong and exceeds 77% of total revenue.

•	Adjusted EBITDA (defined below) for fiscal year 2021 was $21.4 million (21.1% margin), compared to Adjusted EBITDA for fiscal year 2020 of $15.5 million, representing a 38.3% increase year-over-year. Adjusted EBITDA margin was impacted by one-time costs related to the Company’s NASDAQ CM listing. On May 27, 2021, the Company commenced trading on NASDAQ CM.

•	Revenue for Q4 2021 was $29.1 million compared to $19.7 million for Q4 2020, representing a 48% increase in revenue year-over-year. Compared to Q3 2021, the Company experienced strong organic growth of 14%, excluding new acquisitions, in the fourth quarter.

•	Adjusted EBITDA for Q4 2021 was $5.6 million (19.2% margin). Adjusted EBITDA margin was impacted by the expenses related to acquisitions completed in fiscal Q4 as well as lower pre-integration margins than the Company’s overall margin profile. The Company anticipates margins normalizing above 20% when full integration is completed.

•	Operating Expense for fiscal year 2021 was 51.55% compared to 53.18% for fiscal year 2020.

•	Cash flow from continuing operations was $18.7 million for the year ended September 30, 2021 compared to $14.1 million for the year ended September 30, 2020.

•	For fiscal year 2021, bad debt expense was 8% compared to 9% for fiscal year 2020, an improvement of 1%. This exemplifies our ability to scale and add more revenue through add-on acquisitions without compromising our billing capabilities.

•	The Company reported $34.6 million of cash on hand as at September 30, 2021 compared to $29.2 million as at September 30, 2020.

•	The Company has an undrawn credit facility of $20 million as at September 30, 2021.

Operational Highlights:

•	Through the Company’s continued use of technology and centralized intake processes, respiratory resupply set-ups and/or deliveries increased to 158,072 for the year ended September 30, 2021, compared to 61,468 for the year ended September 30, 2020, an increase of 157.2%.

•	The Company’s customer base increased 53.8% year over year to 140,996 unique patients served in fiscal year 2021 from 91,650 unique patients in fiscal year 2020.

•	Compared to 253,113 unique set-ups/deliveries in fiscal year 2020, the Company completed 364,367 unique set-ups/deliveries in fiscal year 2021, an increase of 44%.

•	The Company changed its name from Protech Home Medical Corp. to Quipt Home Medical Corp. in May 2021 and is focused on expansion into a national homecare provider throughout the United States, with a patient centric model to meet the one-of-a-kind needs of every patient in its ecosystem.

•	The Company has expanded its sales reach across fifteen U.S. states by the addition of experienced sales personnel.

•	Added two exceptionally experienced Healthcare executives with a specific focus on the Home Medical Equipment and Services Industry to serve as EVP of Operations and VP of Acquisitions and Integration, both coming from two of the largest home medical equipment companies in the industry, further complementing Quipt’s robust leadership team.

•	Completed six acquisitions during fiscal year 2021.

•	The Company has reached 170,000 active patients, 19,000 referring physicians and 76 locations throughout 15 U.S. states.

Acquisition Related Updates Subsequent to Fiscal Year 2021:

•	On October 1, 2021, the Company acquired a business with operations in Mississippi, reporting unaudited trailing 12-month annual revenues of approximately $2.7 million, anticipated $0.5 million in Adjusted EBITDA post integration, and 4,000 active patients. In addition, on November 1, 2021, the Company acquired a business with operations in Central Illinois reporting unaudited trailing 12-month annual revenues of approximately $2.5 million, anticipated $0.6 million in Adjusted EBITDA post integration, and 3,700 active patients. Integration on both acquisitions is well underway.

•	On November 17, 2021, the Company acquired a privately held biomedical services company, with operations in the Southeastern United States, reporting unaudited trailing 12-month annual revenues of approximately $1.5 million, and $225,000 in net income. The acquisition provides the Company a synergistic opportunity to expand into a brand-new service line of biomedical repair services for respiratory equipment including preventative maintenance. The Company is now able to assist healthcare providers to improve the operational efficiency of their respiratory equipment program.

•	On December 31, 2021, the Company acquired At Home Health Equipment, Inc, a business with operations in Indiana, reporting unaudited trailing 12-month annual revenues of approximately $13 million and $1.6 million in net income with anticipated Adjusted EBITDA of $2.9 million (22% margin) post integration. The acquisition adds over 15,000 active patients. Integration is underway.

Reiteration of Outlook for Calendar End 2022 (Fiscal Year Q1 2023):

Based on the current operations, market trends and completed and prospective acquisitions, the Company is reiterating its outlook for its annual run-rate revenue by the end of calendar 2022 (Fiscal Q1 2023) to be $180-$190 million with $38-$43 million in Adjusted EBITDA.

Management Commentary:

“The record results experienced in the fourth quarter and fiscal year 2021 are a direct result of the significant expansion of our patient centric ecosystem into favorable geographies, through organic and inorganic activities across the United States. Our robust interconnected operating platform we have built, and dedicated integration team drives our ability to transform lower margin business units we acquire into higher margin businesses that more closely align with our overall margin profile. It is consistent and steady integration efforts that will allow us to maintain over 20% margins for calendar 2022 amid an aggressive acquisition pace,” said CEO and Chairman Greg Crawford. “There is no question that Quipt is in the strongest position in the history of the Company, with a distinct industry position as a leader in at home clinical respiratory care, now serving 170,000 active patients across fifteen states. Tailwinds driven by a favorable regulatory landscape, continued heightened demand for respiratory products and services, bullish demographic trends, as well as ongoing execution displayed across the organization, we see 2022 as another record year. We have the financial resources and operating expertise to leverage the scalable service intensive model we have, and we expect to be extremely active on the acquisition front throughout 2022, focused on the growing need for at home clinical respiratory care.”

Chief Financial Officer Hardik Mehta added, “We are extremely proud of breaching the $100 million mark in annual revenue for fiscal year 2021, whilst maintaining an above 20% Adjusted EBITDA margin, a major milestone. Our continued progress in strategically building scale utilizing the infrastructure we have in place is producing consistent financial results, inclusive of over 77% of our revenue being classified as recurring. Driven through higher volumes, stronger cash collections and continuing to support the business with lower operating costs, we have begun to see what more meaningful scale will look like for our financial model. Moreover, organic growth has been a top priority for the team, and the 10% organic growth achieved year-over-year signifies the ongoing execution company-wide. Our deep acquisition pipeline consists of a wide range of targets, in terms of size and scale and the exemplary financial position we have provides us the ability to target more meaningful acquisition candidates that work significantly to move the needle throughout favorable geographical regions in the United States. We are extremely excited for 2022 and look forward to driving shareholder value with continued operating excellence.”

The financial statements of the Company for the year ended September 30, 2021, and 2020 and accompanying Management Discussion & Analysis (MD&A) are available at www.sedar.com.

With the filing of these documents, and the CEO and CFO certificates, all as required by National Instrument 51-102, the Company has now filed the documents which were late which resulted in the management cease trade order issued by the British Columbia Securities Commission on December 30, 2021, and such filing represents the Company’s application for revocation of the management cease trade order.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding recent acquisition disclosed herein is unaudited and derived as a result of the Company’s due diligence, including a review of the acquisition’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking information” as such term is defined in applicable Canadian and United States securities legislation. The words “may”, “would”, “could”, “should”, “potential”, “will”, “seek”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions as they relate to the Company, including: the Company anticipating margins normalizing above 20% when full integration of fiscal Q4 acquisitions are completed; the anticipated Adjusted EBITDA of acquisitions completed since the end of fiscal year 2021; the Company’s outlook for calendar 2022; the Company maintaining over 20% margins for calendar 2022 amid an aggressive acquisition pace; the Company expecting fiscal year 2022 to be another record year; and the Company expecting to be extremely active on the acquisition front throughout 2022; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking  information. Such statements reflect the Company’s current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties, and assumptions, including: acquisitions achieving results at least as good as historical performances; the financial information regarding acquisitions being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions; the Company organically growing at a rate of 10% and completing acquisitions that add at least $32 million in new revenue in order to meet 2022 outlook. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of Third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the United States; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated periods:

	Year ended	Year ended
	September	September
	30, 2021	30, 2020
Net income (loss) from continuing operations	$(6,174)	$(3,703)
Add back:
Depreciation and amortization	17,786	14,538
Interest expense, net	1,853	1,837
Gain (loss) on foreign currency transactions	173	(454)
Change in fair value of debentures and warrants	5,703	2,635
Transaction costs bought deal	—	210
Provision (benefit) for income taxes	(3,155)	128
EBITDA	16,186	15,191
Stock-based compensation	4,952	171
Acquisition-related costs	233	89
Adjusted EBITDA	$21,371	$15,451

Management uses this non-IFRS measure as a key metric in the evaluation of the Company’s performance and the consolidated financial results. The Company believes this non-IFRS measure is useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, this non-IFRS measure addresses questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non-IFRS financial measures are not prepared in accordance with IFRS, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com